                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


(Mark One)

X Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

         For the fiscal year ended:  June 30, 1994

                                       OR

_ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

         For the transition period from:

         Commission file number 0-5888

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                            Waxman Industries, Inc.
                         Profit Sharing Retirement Plan

B. Name of issuer of the Securities held pursuant to the Plan and the address of its principal executive office:

                            Waxman Industries, Inc.
                               24460 Aurora Road
                          Bedford Heights, Ohio 44146

                            WAXMAN INDUSTRIES, INC.
                         PROFIT SHARING RETIREMENT PLAN



                              FINANCIAL STATEMENTS
                          AS OF JUNE 30, 1994 AND 1993
                            TOGETHER WITH REPORT OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Waxman Industries, Inc.:

We have audited the accompanying statements of participants' equity of the Waxman Industries, Inc. Profit Sharing Retirement Plan as of June 30, 1994 and 1993, and the related statements of changes in participants' equity for each of the three years in the period ended June 30, 1994. These financial statements and the schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the participants' equity of the Plan as of June 30, 1994 and 1993, and the changes in participants' equity for each of the three years in the period ended June 30, 1994 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basis financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Cleveland, Ohio,
December 13, 1994

                            WAXMAN INDUSTRIES, INC.

                         PROFIT SHARING RETIREMENT PLAN

                                     INDEX

                         JUNE 30, 1994, 1993, AND 1992




Statements of Participants' Equity as of June 30, 1994 and 1993

Statements of Changes in Participants' Equity for the Years Ended
  June 30, 1994, 1993 and 1992

Notes to Financial Statements

Schedule I - Item 27a - Schedule of Assets Held for Investment
  Purposes as of June 30, 1994

Schedule II - Item 27d - Schedule of Reportable Transactions for the Year Ended June 30, 1994

                                                             WAXMAN INDUSTRIES, INC.
                                                             -----------------------

                                                         PROFIT SHARING RETIREMENT PLAN
                                                         ------------------------------

                                                        STATEMENT OF PARTICIPANTS' EQUITY
                                                        ---------------------------------

                                                                  JUNE 30, 1994
                                                                  -------------






                                           ---------------------------------------------------------------------------------
                                                              Waxman           Fixed             Money
                                           Diversified      Industries         Income            Market
                                               Fund            Fund             Fund              Fund               Total
                                             --------        --------         --------          --------          ----------
ACCRUED INCOME AND OTHER
  RECEIVABLES                                $  1,458       $       -         $      -          $      -          $    1,458

CONTRIBUTION RECEIVABLE FROM
  WAXMAN INDUSTRIES, INC.                           -          55,000                -                 -              55,000

INVESTMENTS, at market value;
  Waxman Industries, Inc.
    common stock                                    -         689,191                -                 -             689,191
  NCC Funds Money Market
    Portfolio                                  21,738          13,882           12,203           104,593             152,416
  NCC Investment Fund-Equity                   87,661               -                -                 -              87,661
  NCC Investment Fund-Fixed
    Income                                     88,745               -           86,130                 -             174,875
                                             --------        --------         --------          --------          ----------

      Participants' equity                   $199,602        $758,073         $ 98,333          $104,593          $1,160,601
                                             ========        ========         ========          ========          ==========




The accompanying notes to financial statements are an integral part of this statement.

                                                             WAXMAN INDUSTRIES, INC.
                                                             -----------------------


                                                         PROFIT SHARING RETIREMENT PLAN
                                                         ------------------------------

                                                        STATEMENT OF PARTICIPANTS' EQUITY
                                                        ---------------------------------

                                                                  JUNE 30, 1993
                                                                  -------------






                                           ---------------------------------------------------------------------------------
                                                                 Waxman           Fixed            Money
                                           Diversified         Industries         Income           Market
                                               Fund               Fund             Fund             Fund            Total
                                           -----------         ----------       ---------        ----------       ---------
ACCRUED INCOME AND OTHER
  RECEIVABLES                                $  1,458          $      -          $      -         $      -       $    1,458

CONTRIBUTION RECEIVABLE FROM
  WAXMAN INDUSTRIES, INC.                           -           132,000                 -                -          132,000

INVESTMENTS, at market value;
  Waxman Industries, Inc.
    common stock                                    -           959,104                 -                -          959,104
  NCC Funds Money Market
    Portfolio                                  14,563            10,506            10,401           84,747          120,217
  NCC Investment Fund-Equity                   91,245                 -                 -                -           91,245
  NCC Investment Fund-Fixed
    Income                                     71,206                 -            62,400                -          133,606
                                             --------        ----------          --------         --------       ----------
      Participants' equity                   $178,472        $1,101,610          $ 72,801         $ 84,747       $1,437,630
                                             ========        ==========          ========         ========       ==========




The accompanying notes to financial statements are an integral part of this statement.

                                                             WAXMAN INDUSTRIES, INC.
                                                             -----------------------

                                                         PROFIT SHARING RETIREMENT PLAN
                                                         ------------------------------

                                                  STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                                                  --------------------------------------------

                                                        FOR THE YEAR ENDED JUNE 30, 1994
                                                        --------------------------------




                                           -----------------------------------------------------------------------------
                                                              Waxman          Fixed             Money
                                           Diversified      Industries        Income            Market
                                               Fund             Fund           Fund              Fund           Total
                                           -----------      ----------       ---------        ---------      -----------
INCREASES:
  Contributions-
    Waxman Industries, Inc.                $      -        $  55,000         $      -          $      -        $   55,000
    Participants                             42,908           15,291           33,442            20,844           112,485
  Investment Income-
    Dividend income                           1,625                -                -                 -             1,625
    Interest income                           4,912              108            4,302             2,935            12,257
  Gain (loss) on sale of
    investments                                 241           (8,950)              29                 -            (8,680)
                                           --------       ----------         --------          --------        ----------
     Total increases                         49,686           61,449           37,773            23,779           172,687
                                           --------       ----------         --------          --------        ----------


DECREASES:
  Distributions to former
    participants                             21,688           36,251            6,561             3,933            68,433
  Unrealized depreciation
    of investments                            6,868          368,735            5,680                 -           381,283
                                           --------       ----------         --------          --------        ----------

     Total decreases                         28,556          404,986           12,241             3,933           449,716
                                           --------       ----------         --------          --------        ----------

NET INCREASE (DECREASE)                      21,130         (343,537)          25,532            19,846          (277,029)

PARTICIPANTS' EQUITY, beginning
  of year                                   178,472        1,101,610           72,801            84,747         1,437,630
                                           --------       ----------         --------          --------        ----------

PARTICIPANTS' EQUITY, end
  of year                                  $199,602       $  758,073         $ 98,333         $ 104,593        $1,160,601
                                           ========       ==========         ========         =========        ==========




The accompanying notes to financial statements are an integral part of this statement.

                                                             WAXMAN INDUSTRIES, INC.
                                                             -----------------------

                                                         PROFIT SHARING RETIREMENT PLAN
                                                         ------------------------------

                                                  STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                                                  --------------------------------------------

                                                        FOR THE YEAR ENDED JUNE 30, 1993
                                                        --------------------------------




                                           ------------------------------------------------------------------------------
                                                              Waxman           Fixed           Money
                                           Diversified      Industries        Income          Market
                                               Fund             Fund           Fund             Fund             Total
                                           -----------      ----------       ---------        ---------        ----------
INCREASES:
  Contributions-
    Waxman Industries, Inc.                $      -         $  132,000        $      -         $      -       $  132,000
    Participants                             36,114             21,244          26,579           24,363          108,300
  Investment Income-
    Dividend income-Waxman
      Industries, Inc.
      common stock                                -             22,167               -                -           22,167
    Dividend income - other                   2,304                  -               -                -            2,304
    Interest income                           5,890                419           3,940            2,493           12,742
  Gain (loss) on sale of
    investments                               2,333             (1,896)            493                -              930
                                           --------         ----------        --------         --------       ----------

     Total increases                         46,641            173,934          31,012           26,856          278,443
                                           --------         ----------        --------         --------       ----------

DECREASES:
  Distributions to former
    participants                             35,644             54,602           4,286           10,890          105,422
  Unrealized depreciation
   (appreciation) of
   investments                               (6,012)           294,369          (2,152)               -          286,205
                                           --------         ----------        --------         --------       ----------

     Total decreases                         29,632            348,971           2,134           10,890          391,627
                                           --------         ----------        --------         --------       ----------

NET INCREASE (DECREASE)                      17,009           (175,037)         28,878           15,966         (113,184)

PARTICIPANTS' EQUITY, beginning
  of year                                   161,463          1,276,647          43,923           68,781        1,550,814
                                           --------         ----------        --------         --------       ----------

PARTICIPANTS' EQUITY, end
  of year                                  $178,472         $1,101,610        $ 72,801         $ 84,747       $1,437,630
                                           ========         ==========        ========         ========       ==========




The accompanying notes to financial statements are an integral part of this statement.

                                                             WAXMAN INDUSTRIES, INC.
                                                             -----------------------

                                                         PROFIT SHARING RETIREMENT PLAN
                                                         ------------------------------

                                                  STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                                                  --------------------------------------------

                                                        FOR THE YEAR ENDED JUNE 30, 1992
                                                        --------------------------------




                                           ------------------------------------------------------------------------------
                                                              Waxman         Fixed            Money
                                           Diversified      Industries      Income           Market
                                               Fund            Fund          Fund             Fund             Total
                                           -----------      ----------     ---------        ----------       ----------
INCREASES:
  Contributions-
    Waxman Industries, Inc.                 $      -      $  123,000       $       -          $      -        $  123,000
    Participants                              40,228          16,366          22,742            28,893           108,229
  Investment Income-
    Dividend income-Waxman
      Industries, Inc.
      common stock                                 -          30,094               -                 -            30,094
    Dividend income - other                    2,130               -               -                 -             2,130
    Interest income                            5,707             463           3,105             2,584            11,859
  Gain on sale of investments                  1,751           7,727             105                 -             9,583
  Unrealized appreciation of
    investments                                8,183         140,654           1,597                 -           150,434
                                            --------      ----------        --------          --------        ----------

     Total increases                          57,999         318,304          27,549            31,477           435,329
                                            --------      ----------        --------          --------        ----------

DECREASES:
  Distributions to former
    participants                              18,521          93,125          13,615             6,784           132,045
  Excess employee
   contributions                               4,925               -           1,906             2,711             9,542
                                            --------      ----------        --------          --------        ----------

     Total decreases                          23,446          93,125          15,521             9,495           141,587
                                            --------      ----------        --------          --------        ----------

NET INCREASE                                  34,553         225,179          12,028            21,982           293,742

PARTICIPANTS' EQUITY, beginning
  of year                                    126,910       1,051,468          31,895            46,799         1,257,072
                                            --------      ----------        --------          --------        ----------

PARTICIPANTS' EQUITY, end
  of year                                   $161,463      $1,276,647        $ 43,923          $ 68,781        $1,550,814
                                            ========      ==========        ========          ========        ==========




The accompanying notes to financial statements are an integral part of this statement.

                             WAXMAN INDUSTRIES, INC
                             ----------------------

                         PROFIT SHARING RETIREMENT PLAN
                         ------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                          JUNE 30, 1994, 1993 AND 1992
                          ----------------------------



1.  SUMMARY OF PLAN:
    ----------------

The Waxman Industries, Inc. Profit Sharing Retirement Plan (the Plan) was established as of July 1, 1974, and was completely amended and restated effective July 1, 1984 to comply with the provisions of the Tax Equity and Fiscal Responsibility Act, the Deficit Reduction Act, the Retirement Equity Act and various other regulations issued by the Internal Revenue Service. The Plan was further amended effective July 1, 1988, to, among other things, add provisions under Section 401(k) of the Internal Revenue Code (the Code). Certain employees of Waxman Industries, Inc. and Subsidiaries (the Company) are eligible to participate in the Plan provided they are at least 21 years of age and have completed one year of service, as defined, with the Company.

The amount of Company contributions made to the Plan is limited by the Code and is determined at the discretion of the Board of Directors of the Company. Company contributions are allocated to the accounts of participants who have completed at least 1,000 hours of service, as defined, and are employed by the Company on the last day of the plan year, on the basis established in Section
4.2 of the Plan.

Participants may make contributions to the Plan by means of an elected salary deferral (deferral contributions). Subject to limitations contained in the Code, participants may defer up to 10% of their pretax compensation, as defined.

Participants may direct the investment of their deferral contributions. Investment options include the following:

Diversified Fund
- - - ----------------

         The Diversified Fund is invested and reinvested in securities, bonds, obligations, notes, debentures, mortgages, or other tangible or intangible property or interests in property, either real or personal. No part of such fund shall be invested in capital stock of the Company.

Waxman Industries Fund
- - - ----------------------

         The Waxman Industries Fund is invested and reinvested only in common stock of the Company.

Fixed Income Fund
- - - -----------------

         The Fixed Income Fund is invested in high-quality bonds with heavy emphasis on U.S. Government securities. The maturity of these securities will usually range from five to twelve years. The Fixed Income Fund will be subject to market fluctuations.

Money Market Fund
- - - -----------------

         The Money Market Fund is invested in short-term securities (generally under 90-day maturities) such as certificates of deposit, repurchase agreements and treasury bills, which preserve capital. Earnings on this fund follow standard money market interest rate patterns.

The Trustee directs the investment of funds from Company contributions.

The Plan provides for the establishment and maintenance of several accounts for each participant which represent, in total, the participant's equity in the net assets of the Plan. The individual participants' accounts shall distinguish funds attributable to participant deferral contributions and Company contributions.

Realized and unrealized appreciation (depreciation) and investment income of the Plan are allocated on a pro-rata basis to the accounts of participants at the end of each quarter.

Participants are at all times fully vested in the value of their various accounts.

Distributions to terminated participants generally commence at age 60 or earlier in cases of death or disability. The form of payment is designated by the participant. Earlier distributions of vested benefits may be made for participants who leave the Company prior to retirement if approved by the Executive Committee of the Plan. Under certain conditions, as indicated in
Section 9.11 of the Plan, the Executive Committee may permit participants to withdraw a portion of their Company contribution and/or participant deferral contribution.

The Plan is administered by the Company acting through its Board of Directors and Executive Committee. The Executive Committee is composed of three members who are selected by the Chairman of the Board of the Company. The Company may amend or terminate the Plan at its discretion, subject to applicable Internal Revenue Service regulations. The rights of all participants to benefits accrued prior to any such termination are nonforfeitable.

The Plan's Trustee is National City Bank. The Trustee maintains all records of investment transactions and determines the valuation of the investment portfolio.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    -------------------------------------------

Basis of Accounting
- - - -------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Contributions
- - - -------------

Contributions due from the Company are accrued as of the end of the fiscal year. Employee contributions were $112,485 $108,300 and $108,229 for the plan years ended June 30, 1994, 1993 and 1992, respectively.

Administrative Expenses
- - - -----------------------

Fees of the Trustee, legal counsel and auditors of the Plan are paid by the Company and thus are not reflected in the accompanying financial statements.

Investments
- - - -----------

Investments are stated at the current market value. Changes in the current market value are reflected in the statement of changes in participants' equity as they occur. Realized and unrealized gains/losses on investments are based on the market value of the investments at the beginning of the plan year or initial cost if purchased during the year.

3.  AMOUNTS DUE TERMINATED PARTICIPANTS:
    ------------------------------------

Participants' equity at June 30, 1994 and 1993, respectively, includes $46,691 and $65,015 of amounts due terminated participants.

4.  FEDERAL INCOME TAXES:
    ---------------------

The Plan has received a favorable determination letter from the Internal Revenue Service dated January 16, 1990. A qualified plan is entitled to an exemption under the provisions of the Code, and thus no provision for federal income taxes has been made in the accompanying financial statements. Annually, information tax returns are prepared and filed with the Internal Revenue Service.

5.       PARTY-IN-INTEREST TRANSACTIONS:
         -------------------------------

There were no prohibited transactions with a party in interest, as defined by ERISA.

6.       REPORTABLE TRANSACTIONS:
         ------------------------

Schedule II summarizes the Plan's reportable transactions for the year ended June 30, 1994. As defined, a reportable transaction is a transaction or accumulation of transactions in one security in amounts in excess of 5% of the fair value of the Plan's assets at the beginning of the plan year.

7.       SUBSEQUENT EVENT AND PLAN AMENDMENTS:
         -------------------------------------

Certain amendments were made to the Plan in fiscal 1995. The Plan's name was changed to The Waxman Industries, Inc. Profit Sharing and 401(K) Retirement Plan effective July 1, 1994. Effective October 1, 1994 the Plan's trustee was changed from National City Bank to CG Trust Company and the recordkeeper, disbursement agent and investor of the Plan was changed from National City Bank to Connecticut General Life Insurance Company.

Effective April 1, 1994, all of the Company's U.S. operations, except Medal Distributing, were added to the Plan. Medal's non-union employees were added to the Plan effective July 1, 1994.

Effective October 1, 1994, participants may defer up to 15% of their pretax compensation by making contributions to the Plan, subject to ERISA limitations. Also, effective October 1, 1994, the Company may make discretionary matching contributions to the Plan of $.50 per every employee $1.00 contributed, with the maximum company match being 2% of the employee's qualified earnings. Employees may also direct the investment of the Company's year end contributions beginning with the contribution for the 1994 fiscal year. Participants may direct the investment of their post September 1994 contributions to thirteen investment options. Effective October 1, 1994, participants also have the option to transfer cumulative balances, except those relating to prior company contributions, between investment options.

                                                                                                                          SCHEDULE I


                                                             WAXMAN INDUSTRIES, INC.
                                                             -----------------------

                                                         PROFIT SHARING RETIREMENT PLAN
                                                         ------------------------------

                                           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                           ----------------------------------------------------------

                                                                  JUNE 30, 1994
                                                                  -------------

                                                   EMPLOYER IDENTIFICATION NUMBER:  34-0899894
                                                   -------------------------------------------

                                                                PLAN NUMBER:  001
                                                                -----------------


                                                                     COST                    MARKET
                                                                  -----------              ----------
324,325 Shares of Waxman
Industries, Inc. common stock                                     $  989,697               $  689,191

152,416 Units of NCC US Treasury
Fund                                                                 152,416                  152,416

719 Units of NCC Investment
Fund - Equity                                                         78,909                   87,661

1,750 Units of NCC Investment
Fund - Fixed Income                                                  179,460                  174,875
                                                                  ----------               ----------

                                                                  $1,400,482               $1,104,143
                                                                  ==========               ==========




The accompanying notes to financial statements are an integral part of this schedule.

                                                                                                                         SCHEDULE II



                                                             WAXMAN INDUSTRIES, INC.
                                                             -----------------------

                                                         PROFIT SHARING RETIREMENT PLAN
                                                         ------------------------------

                                                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                 ----------------------------------------------

                                                        FOR THE YEAR ENDED JUNE 30, 1994
                                                        --------------------------------

                                                   EMPLOYER IDENTIFICATION NUMBER:  34-0899894
                                                   -------------------------------------------

                                                                PLAN NUMBER:  001
                                                                -----------------




                                                              NUMBER OF        COST OR
                                             NUMBER OF        SHARES OR         SALES           HISTORIC         GAIN/
                                           TRANSACTIONS         UNITS          PROCEEDS           COST           (LOSS)
                                           ------------       ---------        --------         --------         ------
Purchases -
  NCC Funds Money
    Market Portfolio                           143            354,844          $354,844         $      -         $    -
  NCC Investment Fund -
    Equity                                       4                 88            10,972                -              -
  NCC Investment Fund -
    Fixed Income                                10                642            67,650                -              -


Sales -
  NCC Funds Money
     Market Portfolio                           61            322,645          $322,645         $322,645         $    -
  NCC Investment Fund -
    Equity                                       4                113            14,059           12,238          1,821
  NCC Investment Fund -
    Fixed Income                                 4                136            14,600           13,929            671




The accompanying notes to financial statements are an integral part of this schedule.